ALGOMA STEEL INC.

2002 FOURTH QUARTER REPORT TO SHAREHOLDERS (UNAUDITED) for the period ended December 31, 2002

MANAGEMENT’S DISCUSSION AND ANALYSIS

The following discussion and analysis should be read in conjunction with Management's Discussion and Analysis section of the Company’s 2001 Annual Report, the Quarterly Report to Shareholders for the periods ended March 31, June 30 and September 30, 2002 and the interim financial statements and notes contained in this report.  This discussion of the Company’s business may include forward-looking information with respect to the Company, including its business and operations and strategies, as well as financial performance and conditions. The use of forward-looking words such as, “may,” “will,” “expect” or similar variations generally identify such statements.  Although management believes that expectations reflected in forward-looking statements are reasonable, such statements involve risks and uncertainties including the factors discussed in the Management’s Discussion and Analysis section of the Company’s 2001 Annual Report and Quarterly Reports to the Shareholders since that date.

Financial and Operating Results

Net loss for the three months ended December 31, 2002 was $3.3 million, a significant improvement over the net loss of $116.9 million incurred for the three months ended December 31, 2001.  The quarter over quarter improvement primarily results from higher selling prices, lower interest expense and a significant tax charge in 2001.

Revenue was $273.2 million for the three months ended December 31, 2002 based on average revenue per ton of $589 compared with revenue of $211.6 million and average revenue per ton of $476 for the three months ended December 31, 2001.  The revenue per ton improvement is due to industry price increases in 2002.  The increase in revenue also results from a 4% improvement in steel shipments with shipments of 464,000 tons for the three months ended December 31, 2002 compared to 445,000 tons for the three months ended December 31, 2001.

Cost of sales increased to $245.6 million for the three months ended December 31, 2002 from $231.8 million for the three months ended December 31, 2001 due to higher shipments.  Unit operating costs were slightly higher in the quarter at $529 per ton versus $521 per ton in the fourth quarter 2001.  The October maintenance shutdown, combined with higher raw material and energy costs, offset restructuring cost savings.  During the quarter, there was a writedown in certain inventory values.

Fourth quarter 2002 EBITDA of $17.9 million improved by $47.2 million over the fourth quarter 2001, primarily as a result of higher average revenue per ton.  For the eleven-month period ending December 31, 2002, EBITDA was $128.5 million.

Operating income for the three months ended December 31, 2002 was $5.2 million, an improvement of $51.9 million over the $46.7 million operating loss reported for the three months ended December 31, 2001.

Financial expense for the three months ended December 31, 2002 was $8.0 million compared to $29.4 million for the three months ended December 31, 2001.  Financial expense for the three months ended December 31, 2002 is comprised of a foreign exchange gain of $0.5 million and interest expense of $8.5 million.  For the three months ended December 31, 2001, financial expense is comprised of a foreign exchange loss of $5.4 million and interest expense of $24.0 million.

The Company implemented fresh start accounting effective January 31, 2002 and, as a result, year-to-date net income is reported for the eleven months ended December 31, 2002.  Net income in the post-restructuring period of February to December, 2002 was $42.5 million.

On a comparable twelve-month period ending December 31, 2002, net income is $16.4 million compared to a $363.3 million net loss for the year ending December 31, 2001.  The improvement can be attributed to restructuring cost savings, improved selling prices, higher shipments and a significant tax charge in 2001.

Income tax expense for the three and eleven-month periods ended December 31, 2002 differs from the amount determined using the Company’s statutory manufacturing and processing tax rate of 33% due to the utilization of tax loss carryforwards, the benefit of which was not recognized under fresh start accounting.

Financial Resources and Liquidity

Cash used in operating activities was $42.2 million for the three months ended December 31, 2002 compared with $0.5 million for the three months ended December 31, 2001. Cash provided by operating activities for the eleven months ended December 31, 2002 was $14.9 million.

Capital expenditures for the three months ended December 31, 2002 of $10.5 million compared to expenditures of $5.3 million for the three months ended December 31, 2001.  Capital expenditures for the eleven months ended December 31, 2002 were $24.6 million.

Financing activities for the three months ended December 31, 2002 included a scheduled debt repayment of $10 million and $0.4 million from the proceeds of land sales applied in reduction of the term loan.  Borrowings under the bank facility increased $63.1 million for the three months ended December 31, 2002 due to working capital requirements.  Financing activities for the eleven months ended December 31, 2002 included $21 million as repayment of the term loan.  This represented $20.0 million in scheduled repayments and $1 million applied from the proceeds of land sales.

Bank indebtedness increased $30.7 million for the eleven months ended December 31, 2002 primarily due to working capital requirements.  Unused excess availability under the revolving credit facility at December 31, 2002 was $68 million.  The revolving credit facility matures on December 30, 2003 and provides financing equal to the lesser of $180 million and a borrowing base determined by the agreement.

Effective December 1, 2002, the Company’s lenders agreed to an amendment reducing loan pricing for both the revolving credit facility and the term loan and improving availability on the revolving credit facility. Borrowings previously priced at 4.5% above the Canadian or U.S. prime interest rate were amended to range between 1.75% and 2.5% above the Canadian or U.S. prime interest rate based on the financial performance of the Company.  The revolving credit facility provided financing equal to the lesser of $180 million and a borrowing base determined by the levels of the Corporation’s accounts receivable, inventories and a loan guarantee provided by the Government of Canada, less certain reserves.  Under the amendment, there is a net increase in the borrowing base through a reduction in the reserves, partially offset by deleting the loan guarantee from the borrowing base calculation.  The amount of the reduction in the reserves fluctuates with the Company’s financial performance.

For the month of December 2002, these amendments resulted in loan pricing reducing from prime plus 4.5% to prime plus 1-3/4%.

TRADE

The Government of Canada has not yet announced the implementation of a remedy relating to the Canadian Steel Safeguard investigation.  The Canadian International Trade Tribunal (CITT) in mid-August announced its remedy recommendations relating to five products that were earlier found to be injuring the Canadian industry. Tariff Rate Quotas were recommended for two of the product categories (discrete plate and cold rolled sheet) produced by Algoma.  The CITT did not make a finding of injury for the Company’s principal product, hot rolled sheet.  The industry expects the Government of Canada to make an announcement regarding safeguard remedies within a few weeks.

In early January, the CITT announced its decision regarding the expiry of an anti-dumping order covering imports of certain hot rolled carbon steel plate originating in or exported from Mexico, the People’s Republic of China, the Republic of South Africa and the Russian Federation.  The order was continued against all of the countries except for Mexico where the order was rescinded.

The Company is prepared to take a further unfair trade action against imports of plate, particularly those from Romania.  Romanian imports have increased in quantity at prices well below domestic selling prices.  These unfairly traded imports must be stopped.

The Company is very concerned about the high volume of hot rolled sheet imports and is actively assessing the trade remedy options for dealing with this issue.  Imports of hot rolled from countries other than the United States have increased by approximately 50% in 2002 as compared to 2001.

OUTLOOK

Increased steel production in North America, combined with continuing high import levels, has resulted in excess inventories and has exerted downward pressure on spot prices.  Market conditions are expected to be difficult through the first quarter.

A reduction in working capital requirements due to lower inventory levels is projected during the first quarter and this factor is expected to contribute to lower borrowings.

Denis Turcotte                                                                  Benjamin Duster

President and Chief Executive Officer                             Chairman of the Board

Sault Ste. Marie, Ontario

February 7, 2003

Algoma Steel Inc.

Consolidated Statements of Income (Loss) and Retained Earnings (Deficit)  (Unaudited)

(millions of Canadian dollars - except per share amounts)

				Pre-reorganization
	Three Months	Eleven Months	One Month	Three Months	Twelve Months
	Ended	Ended	Ended	Ended	Ended
	December 31	December 31	January 31	December 31	December 31
	2002	2002	2002	2001	2001
				(Restated - note 1)
Sales	$ 273.2	$ 1,031.4	$83.6	$211.6	$911.8
Operating expenses
Cost of sales	245.6	866.6	85.2	231.8	961.8
Administrative and selling	9.7	36.3	3.1	9.1	37.4
Depreciation and amortization	12.7	52.1	5.8	17.4	70.0
	268.0	955.0	94.1	258.3	1,069.2
Income (loss) from operations	5.2	76.4	(10.5)	(46.7)	(157.4)
Financial expense (income)
Interest on long-term debt (note 3)	5.5	20.3	-	-	16.5
Foreign exchange loss (gain) (note 1)	(0.5)	0.2	(2.3)	5.4	32.6
Other interest	3.0	11.3	7.6	24.0	69.1
	8.0	31.8	5.3	29.4	118.2
Income (loss) before the following	(2.8)	44.6	(15.8)	(76.1)	(275.6)
Loss on disposal of joint venture interest (note 6)	-	-	(6.8)	-	-
Gain on demutualization of insurance provider	-	-	-	19.5	19.5
Reorganization expenses (note 7)	-	-	(3.3)	(5.4)	(50.9)
Income (loss) before income taxes	(2.8)	44.6	(25.9)	(62.0)	(307.0)
Provision for income taxes - current	0.5	2.1	0.2	0.5	1.9
- future	-	-	-	54.4	54.4
	0.5	2.1	0.2	54.9	56.3
Net income (loss)	$(3.3)	$42.5	$(26.1)	$(116.9)	$(363.3)
Net income (loss) per common share (note 5)
Basic	$(0.14)	$1.89	$(0.49)	$(2.18)	$(6.77)
Diluted	$(0.14)	$1.42	$(0.49)	$(2.18)	$(6.77)
Weighted average number of common
shares outstanding - millions (note 5)
Basic	23.89	22.18	53.65	53.65	53.65
Diluted	30.08	30.04	53.65	53.65	53.65
Retained earnings (deficit)
Balance, beginning of period	$45.3	$-	$(264.6)	$(147.7)	$128.5
Change in accounting policy (note 1)	-	-	-	-	(29.8)
Net income (loss)	(3.3)	42.5	(26.1)	(116.9)	(363.3)
Accretion of equity component of convertible debt	(0.1)	(0.6)	-	-	-
Fresh start adjustment (note 1)	-	-	290.7	-	-
Balance, end of period	$41.9	$41.9	$-	$(264.6)	$(264.6)

SUPPLEMENTAL NON-FINANCIAL INFORMATION
Operations (thousands of net tons)
Raw steel production	563	2,230	186	523	2,163
Steel shipments	464	1,942	194	445	1,925
See accompanying notes.

Algoma Steel Inc.

Consolidated Balance Sheets  (Unaudited)

(millions of Canadian dollars)

	December 31	January 31
	2002	2002
		(Note 1)
Current assets
Accounts receivable	$154.3	$125.6
Inventories	269.8	191.6
Prepaid expenses	20.6	7.6
	444.7	324.8

Capital assets, net	684.8	712.3
Deferred charges, net	2.3	4.4

Total assets	$1,131.8	$1,041.5

Current liabilities
Bank indebtedness (note 2)	$98.8	$68.1
Accounts payable and accrued liabilities	77.1	61.4
Accrued interest on long-term debt (note 3(a))	20.0	-
Income and other taxes payable	4.7	10.5
Accrued pension liability and post-employment benefit obligation	28.7	28.7
Current portion of term loan (note 2)	29.0	20.0
	258.3	188.7

Term loan, net of current portion (note 2)	-	30.0
Long-term debt (note 3)	200.6	203.5
Accrued pension liability and post-employment benefit obligation	311.2	309.7
Other long-term liabilities	16.8	9.6
	528.6	552.8
Shareholders' equity
Capital stock (notes 4 & 5)	214.1	160.0
Stock options (note 4)	-	40.0
Convertible long-term debt (note 3)	19.3	30.4
Shareholders' surplus on reorganization (note 1)	69.6	69.6
Retained earnings	41.9	-
	344.9	300.0

Total liabilities and shareholders' equity	$1,131.8	$1,041.5

See accompanying notes.

Algoma Steel Inc.

Consolidated Statements of Cash Flows  (Unaudited)

(millions of Canadian dollars)

				Pre-reorganization
	Three Months	Eleven Months	One Month	Three Months	Twelve Months
	Ended	Ended	Ended	Ended	Ended
	December 31	December 31	January 31	December 31	December 31
	2002	2002	2002	2001	2001
				(Restated - note 1)
Cash provided by (used in)
Operating activities
Net income (loss)	$(3.3)	$42.5	$(26.1)	$(116.9)	$ (363.3)
Adjustment for items not affecting cash	20.8	84.8	8.1	92.0	209.6
	17.5	127.3	(18.0)	(24.9)	(153.7)
Changes in operating working capital	(59.7)	(112.4)	49.0	24.4	134.8
	(42.2)	14.9	31.0	(0.5)	(18.9)

Investing activities
Capital asset expenditures, net	(10.5)	(24.6)	(1.3)	(5.3)	(22.4)

Financing activities
Proceeds from long-term debt	-	-	-	0.5	0.8
Proceeds (repayment) of term loan (note 2)	(10.4)	(21.0)	50.0	-	-
Increase (decrease) in bank indebtedness	63.1	30.7	(79.7)	5.3	40.5
	52.7	9.7	(29.7)	5.8	41.3

Cash
Change during the period	-	-	-	-	-
Balance, beginning of period	-	-	-	-	-
Balance, end of period	$-	$-	$-	$-	$-

See accompanying notes.

Algoma Steel Inc.

Notes to Interim Consolidated Financial Statements  (Unaudited)

(millions of Canadian dollars)

1.

Financial reorganization and basis of presentation Financial reorganization

On April 23, 2001 (the "Filing Date"), Algoma Steel Inc. (the "Corporation") obtained protection under the Companies' Creditors Arrangement Act ("CCAA") in the Ontario Superior Court of Justice (the "Court").  The Court subsequently granted extensions of the CCAA protection until January 31, 2002. This allowed the Corporation to continue operating its business as it negotiated a restructuring plan with its stakeholders by preventing legal action being brought against the Corporation and by staying substantially all unsecured and under-secured claims as of the Filing Date.  Additional financing was obtained providing for continuing operations through the anticipated restructuring period.

On October 24, 2001, the Corporation filed an initial Plan of Arrangement and Reorganization with the Court.  A second and third amended and restated Plan of Arrangement and Reorganization were filed on November 8, 2001 and December 10, 2001, respectively.  The third amended and restated Plan of Arrangement and Reorganization (the "Plan") was voted upon and approved by each Class of Affected Creditors on December 10 and December 17, 2001 and on December 19, 2001, the Court issued a Final Order sanctioning the Plan.  The Corporation subsequently emerged from CCAA protection and the Plan was implemented on January 29, 2002 ("Implementation Date").  The significant provisions of the Plan were as follows:

•  the cancellation of all outstanding common shares and employee voting shares for no consideration and the issuance of new common shares as set out below;

•  the settlement of the First Mortgage Notes (U.S. $349.4 million) and related interest obligation (U.S. $47 million) in exchange for U.S. $125 million of 11% Notes maturing in 2009, U.S. $62.5 million of 1% convertible Notes maturing in 2030 and 15 million new common shares;

•  a cash payment of $0.8 million and 1 million new common shares in satisfaction of all claims of the unsecured creditors;

•  options for 4 million new common shares issued to employees for nominal consideration and new collective bargaining agreements, which include wage and benefit reductions, reduced vacation, pension benefit changes and manning reductions.  The pension obligations were restructured through the new collective bargaining agreements and an arrangement with the Superintendent of the Financial Services Commission of Ontario;

•  new financing facilities and a $50 million loan guarantee provided by the Government of Canada; and

•  a new Board of Directors comprised of 7 nominees of the holders of the First Mortgage Notes and 3 nominees of the United Steelworkers of America.

Basis of presentation

Fresh start accounting

The Corporation has accounted for the reorganization by using the principles of fresh start accounting as required under Canadian generally accepted accounting principles ("GAAP").  For accounting purposes, the Corporation has used an effective date of January 31, 2002.  Under fresh start accounting, all assets and liabilities were revalued at estimated fair values and the Corporation's deficit was eliminated by a reduction of contributed surplus.  In order to establish the fresh start consolidated balance sheet, an equity value of $300 million was calculated based on the net present value of estimated future free cash flows reduced by bank indebtedness, long-term debt and pension and post-employment obligations.  Prior to the Implementation Date, the Corporation's previous Board of Directors passed a resolution setting the stated capital of the new common shares at $10 per share based upon the $300 million equity value.  The book values of the assets and liabilities at January 31, 2002 approximated their fair values, with the exception of capital assets and the pension and post-employment benefit obligations.  The fair value of the pension and post-employment benefit obligations were determined by an independent actuary.  The fair value of capital assets was calculated as the excess of the equity value and liabilities over the fair value of the remaining assets.

The following table summarizes the adjustments recorded to implement the reorganization and to reflect the fresh start basis of accounting:

	Jan. 31, 2002					Jan. 31, 2002
	Balance					Balance
	Prior to	Reorganization			Fresh Start	After
	Reorganization	Adjustments		Adjustments		Adjustments
Assets
Current assets	$324.8	$		$		$324.8
Fixed assets, net	799.7				(87.4)	712.3
Deferred charges	-		4.4 (f)			4.4
	$ 1,124.5		$4.4		$(87.4)	$ 1,041.5
Liabilities
Bank indebtedness	$118.1		$(50.0) (a)	$		$68.1
Accounts payable and accrued liabilities	209.2		(68.5) (b)			61.4
			(75.0) (c)
			(13.3) (e)
			9.0 (f)
Income and other taxes payable	8.8		2.5 (b)		(0.8)	10.5
Accrued pension liability and
post-employment benefit obligation	-				28.7	28.7
Current portion of long-term debt	554.6		20.0 (a)			20.0
			(554.6) (c)
	890.7		(729.9)		27.9	188.7
Long-term debt	-		30.0 (a)			233.5
			203.5 (c)
Accrued pension liability	263.4		(262.7) (d)		92.2	92.9
Post-employment benefit obligation	147.1		3.4 (d)		66.3	216.8
Other long-term liabilities	7.1		2.5 (b)			9.6
	1,308.3		(753.2)		186.4	741.5
Shareholders' equity (deficiency)
Issued capital stock	188.0		(188.0) (g)			-
Capital stock to be issued	-		10.0 (b)			160.0
			150.0 (c)
Stock options	-		40.0 (e)			40.0
Convertible long-term debt	-		30.4 (c)			30.4
Surplus (deficit) on restructuring	(81.1)		715.2 (h)		(564.5)	69.6
Deficit	(290.7)				290.7	-
	(183.8)		757.6		(273.8)	300.0
	$ 1,124.5		$4.4		$(87.4)	$ 1,041.5

Summary of adjustments:

(a) Refinancing of bank indebtedness into a $50 million term loan repayable in $10 million quarterly installments beginning September 30, 2002.

(b) Claims of unsecured and under-secured creditors are settled in exchange for $0.8 million in cash and 1 million new common shares having a stated capital of $10 million.  The Municipal Claim of $7.4 million in respect of taxes owing to the City of Sault Ste. Marie is compromised in exchange for $5 million payable in two equal installments on December 31, 2002 and 2003.

(c) First Mortgage Note principal of $554.6 million (U.S. $349.4 million) and accrued interest of $75 million (U.S. $47.2 million) are settled in exchange for $198.4 million (U.S. $125 million) of 11% Notes due 2009, U.S. $62.5 million of 1% convertible Notes due 2030 and 15 million new common shares having a stated capital of $150 million.  As required by Canadian GAAP, the 1% convertible Notes have been separated into debt and equity components for financial statement presentation purposes.  The present value of the interest payments for the years 2002 to 2009 of $5.1 million (U.S. $3.2 million) has been presented as debt.  The present value of the principal payment in 2030 and interest for the period 2010 through 2030 of $8.4 million (U.S. $5.2 million) plus $22 million ascribed to the value of the holder conversion option have been presented as equity.  All present value amounts were determined using an 11% discount rate.

(d) Adjust the post-employment and pension liabilities for the new collective bargaining agreements, the elimination of pension indexing benefits and the arrangement with the Superintendent of the Financial Services Commission of Ontario.

(e) Accrued vacation liability is reduced by $13.3 million as a result of reduced vacation entitlements contained in the new collective bargaining agreements.  The agreements also include wage and benefit reductions, pension benefit changes, manning reductions and the issuance to employees of options for 4 million new common shares for nominal consideration.  These options are reflected in shareholders' equity at $40 million.

(f) Accrual for additional reorganization expenses of $4.6 million and $4.4 million of fees relating to the new banking facilities.

(g) Capital stock issued and outstanding prior to the reorganization are cancelled for no consideration.

(h) The net effect of adjustments (b) to (g) is an increase to contributed surplus of $715.2 million.

Accounting policies

The unaudited interim consolidated financial statements ("interim financial statements") have been prepared in accordance with Canadian GAAP on a basis consistent with the accounting policies described in the fiscal 2001 Annual Report, except that the Corporation's assets and liabilities have been comprehensively revalued as noted above.  Effective January 1, 2002, the Corporation retroactively adopted the new recommendations of the Canadian Institute of Chartered Accountants ("CICA") with respect to foreign currency translation.  The new recommendations eliminate the deferral and amortization of unrealized translation gains and losses on foreign currency denominated long-term monetary assets and liabilities and require separate disclosure of exchange gains or losses included in the determination of net income.  This accounting change did not have a significant impact on the interim financial statements in 2002.    The results for the year ended December 31, 2001 have been restated to reduce the net loss by $29.8 million of pre-2001 exchange losses charged to reorganization expense with a corresponding decrease to opening retained earnings.  An additional $23.2 million and $1.5 million of exchange loss has been reclassified from reorganization expense and cost of sales to financial expense.  Effective January 1, 2002, the Corporation adopted the recommendations of the CICA relating to stock-based compensation and other stock-based payments.  The new recommendations are generally applicable only to awards granted after the date of adoption.  The adoption of the new recommendations did not have a significant impact on the interim financial statements.

Management is required to make estimates and assumptions that affect the amounts reported in the interim financial statements.  Management believes that the estimates are reasonable, however, actual results could differ from these estimates.  The interim financial statements do not conform in all respects to the requirements of Canadian GAAP for annual consolidated financial statements.

The interim financial statements have been prepared on a "going concern" basis that assumes the Corporation will continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities in the normal course of business.  These interim financial statements do not reflect any adjustments that would be necessary if the "going concern" principle was not appropriate.  The Corporation is dependent upon a strong North American steel market, improving financial results and the refinancing of its banking facilities in December 2003.  The outcome of these matters is not determinable at this time.

Comparative figures

Comparative financial information for periods prior to January 31, 2002 are required under securities legislation and may be of limited interest to readers of these interim financial statements.  In reviewing the comparative information, readers are reminded that the information does not reflect the effects of the financial reorganization or the application of fresh start accounting.  In addition, comparative information for 2001 has been restated to reflect the retroactive application of the change in accounting policy and the reclassification in respect of foreign currency translation.

2.

Banking facilities

On January 29, 2002, the Corporation entered into an Amended and Restated Loan Agreement (“Agreement”).  The Agreement expires on December 30, 2003 and provides the Corporation with a revolving credit facility (“Revolving Facility”) and a term loan (“Term Facility”).  Effective December 1, 2002, certain amendments were made to the Agreement affecting pricing and availability (the “Amendments”).  The Revolving Facility provided financing equal to the lesser of $180 million and a borrowing base determined by the levels of the Corporation’s accounts receivable, inventories and a loan guarantee provided by the Government of Canada (“Loan Guarantee’), less certain reserves.  Under the Amendments, the calculation of the borrowing base was changed by deleting the Loan Guarantee from the calculation and reducing the amount of the reserves with the size of the reserves fluctuating with the financial performance of the Corporation.  There was $68 million of unused excess availability under the Revolving Facility at December 31, 2002 after taking into account $26 million of outstanding letters of credit.  The Revolving Facility matures on December 30, 2003 and is collateralized by a first charge on accounts receivable and inventories and a second charge on the Loan Guarantee.  Prior to December 1, 2002, borrowings were in either Canadian or United States (U.S.) funds at 4.5% over either the Canadian or U.S. prime bank rate or, at the Corporation’s option, at 5.5% over bankers’ acceptance rate or London interbank offering rate (LIBOR) for U.S. dollar loans.  Under the Amendments, the borrowing rate fluctuates between 1.75% to 2.5% over prime, depending on the Corporation’s financial performance.

The amount that remains owing on the Term Facility is $29 million and is repayable in $10 million quarterly installments from March 31, 2003 to September 30, 2003.  During the fourth quarter, $10.4 million of the Term Facility was repaid including $0.4 million of proceeds from the sale of land.  Amounts repaid under the Term Facility cannot be reborrowed.  Prior to December 1, 2002, borrowings were in Canadian funds at 4.5% over the Canadian prime bank rate or, at the Corporation’s option, at 5.5% over bankers’ acceptance rate loans.  Under the Amendments, the borrowing rate fluctuates between 1.75% to 2.5% over prime, depending on the Corporation’s financial performance.  The Term Facility is collateralized by a first charge on capital assets and the Loan Guarantee and a second charge on accounts receivable and inventories.

At December 31, 2002, the Corporation was in compliance with all restrictive covenants contained in the Agreement.

3.

Long-term debt

	December 31	January 31
	2002	2002
11% Notes maturing December 31, 2009, principal value U.S. $125 million (a)	$ 197.2	$ 198.4
1% convertible Notes maturing December 31, 2030, principal
value U.S. $38.6 million (January 31, 2002 - U.S. $62.5 million) (b)	3.4	5.1
	200.6	203.5
Less: current portion	-	-
	$ 200.6	$ 203.5

(a) The 11% Notes are redeemable after 2005 at a declining premium ranging from 105.5% of principal in 2006 to 101.4% in 2008.  Mandatory redemptions of U.S. $12.5 million per year are required commencing December 31, 2007 with the balance payable at maturity.  Interest for 2002 and the first half of 2003 will accrue and be paid on December 31, 2003.  Interest for the second half of 2003 will accrue and be paid on June 30, 2004.  After 2003, interest will be paid semi-annually on June 30 and December 31 of each year.  At December 31, 2002, $20 million (U.S. $12.7 million) of accrued interest is included in current liabilities.  Notwithstanding the foregoing, no interest will be paid unless and until the banking facilities described in note 2 are repaid or refinanced.  The 11% Notes are collateralized by a first charge on capital assets, subject to collateral on the Term Facility (note 2), and a second charge on other assets.

 (b) The collateral, interest accrual and interest payment terms are the same as for the 11% Notes.  The 1% Notes are convertible into common shares at the holder's option at a conversion price per share of $10 ("Conversion Price"). After December 31, 2002, the Corporation may convert all or any part of the principal amount at the Conversion Price if the average trading price of the common shares exceeds 125% of the Conversion Price for 30 consecutive trading days, or at any time after December 31, 2009.  For conversion purposes, the exchange rate to be used is U.S. $1.00 = CDN $1.60.  As required by Canadian GAAP, the 1% convertible Notes are separated into debt and equity components for financial statement presentation purposes.  The present value of the interest payments up to and including 2009 are presented as debt.   The present value of the principal payment in 2030 and interest for the period 2010 through 2030 plus the value ascribed to the holder conversion option are presented as equity. All present value amounts were determined using an 11% discount rate.

During the fourth quarter, U.S. $0.1 million principal value of 1% Notes were converted at the holders' option. For the eleven months ended December 31, 2002, U.S. $23.9 million principal value of 1% Notes were converted into 3.8 million common shares resulting in $11.7 million of the equity component and $2.0 million of the debt component being transferred to share capital.

4.

Share capital

Authorized - Unlimited common shares

The following table summarizes the share capital transactions for the eleven months ended December 31, 2002 expressed in millions of shares and dollars:

				Common Shares
	Stock Options		To Be Issued Issued and Outstanding
		Ascribed		Stated		Stated
	# Options	Value	# Shares	Capital	# Shares	Capital

Balance at January 31, 2002 (a)	4.0	$40.0	16.0	$160.0	-	$ -
Issued pursuant to Plan of Arrangement to:
First Mortgage Note holders			(15.0)	(150.0)	15.0	150.0
Unsecured creditors			(1.0)	(10.0)	1.0	10.0
Stock options exercised by employees	(4.0)	(40.0)			4.0	40.0
Conversion of long-term debt (note 3)					3.8	13.7
Shares issued as employee compensation					-	0.2
Directors Share Award Plan (note 8)			-	0.1	-	0.1
Balance at December 31, 2002	-	$-	-	$0.1	23.8	$ 214.0

(a) As part of the consideration for the settlement of their claims, holders of the First Mortgage Notes received 15 million common shares and 1 million common shares were distributed to unsecured creditors in April 2002 (note 1).  Employees received 4 million common shares on February 12, 2002, upon the exercise of stock options having a nominal exercise price, which were granted as part of the new collective bargaining agreements.

5.

Earnings per share

Basic net income (loss) per common share is calculated by adjusting reported net income (loss) by the net charge to retained earnings related to the accretion of the equity component of the 1% convertible Notes.  Diluted net income (loss) per common share assumes the dilutive effect of the conversion of the 1% convertible Notes as of January 31, 2002 at the Conversion Price (note 3).

	Three Months	Eleven Months
	Ended	Ended
	December 31	December 31
	2002	2002
Basic
Net income (loss)	$(3.3)	$42.5
Convertible debt - net charge to retained earnings	(0.1)	(0.6)
Net income (loss) attributable to common shareholders	$(3.4)	$41.9

Diluted
Net income (loss)	$(3.3)	$42.5
Convertible debt - net charge to income	-	0.3
Net income (loss) attributable to common shareholders	$(3.3)	$42.8

Basic weighted average number of common shares outstanding	23.89	22.18
Common shares issued on the assumed conversion of convertible debt	6.19	7.86
Diluted weighted average number of common shares outstanding	30.08	30.04

In calculating the basic weighted average number of common shares outstanding, the 16 million common shares issued to the holders of the First Mortgage Notes and the unsecured creditors were assumed to have been issued on January 31, 2002, and the 4 million shares issued to employees were included as of February 12, 2002.

6.

Disposition of joint venture interest

In January 2002, the Corporation's wholly-owned U.S. subsidiary, Cannelton Iron Ore Company ("CIOC"), completed an agreement with Cleveland-Cliffs Inc. ("Cliffs") to transfer CIOC's 45% interest in the Tilden Mining Company L.C. ("Tilden") in exchange for the assumption by Cliffs of CIOC's share of Tilden's liabilities and no cash consideration.  As part of this arrangement, the Corporation has entered into an exclusive 15-year supply agreement with Cliffs for a minimum annual supply of 2.5 million tons of iron ore at market prices.  If the Corporation defaults under the supply agreement prior to December 31, 2008, then 50% of the liabilities assumed by Cliffs will revert back to CIOC and the Corporation.  These assumed liabilities may include contingent obligations, such as environmental costs, that are not reflected in Tilden's financial statements.

7.

Reorganization expenses

The following costs have been charged to reorganization expenses:

	One Month	Three Months	Twelve Months
	Ended	Ended	Ended
	January 31	December 31	December 31
	2002	2001	2001
			(Restated - note 1)
Unamortized discount on First Mortgage Notes	$-	$-	$29.5
Deferred debt issue costs	-	-	7.2
Professional fees and other expenses	3.3	5.4	14.2
	$3.3	$5.4	$50.9

8.

Stock-based compensation plans

In May 2002, the shareholders of the Corporation approved a Share Award Plan (the "Plan") for members of the Board of Directors that permits the Corporation, at its option, to award common shares to eligible Directors as a portion of their compensation.  Any shares granted under the Plan are issued quarterly.  The Corporation accrues for this compensation based on the fair market value of the shares granted.  During the fourth quarter, 14,231 shares were awarded with an average fair market value of $4.23 per share.  For the eleven months ended December 31, 2002, 44,636 shares were awarded with an average fair market value of $4.83 per share.

9.

Income Taxes

The Corporation’s non-capital loss carryforwards have been reduced by approximately $180 million as a result of debts being discharged under the reorganization for less than their principal amount.  After giving effect to the reorganization, Federal and Ontario non-capital loss carryforwards are estimated at $100 million and $150 million respectively, the benefit of which was not recognized under fresh start accounting.  The Corporation’s revised estimate of non-capital loss carryforwards has not been reviewed by the Canada Customs and Revenue Agency and may be subject to change.  The benefit of the losses is being recognized in the period in which the losses are applied to reduce taxable income.

CORPORATE AND INVESTOR INFORMATION

Corporate Head Office

Algoma Steel Inc.

105 West Street

Sault Ste. Marie, Ontario

P6A 7B4

Tel:  705-945-2351

Fax:  705-945-2203

Internet Address:  www.algoma.com

E-mail Address:    alglib@soonet.ca

Trustee, Paying Agent and Registrar
Share Transfer Agent	for 11% and 1% Notes
Computershare Trust Company of Canada	Wilmington Trust Company
Shareholders Services	Rodney Square North
100 University Avenue, 9th Floor	1100 North Market Street
Toronto, Ontario	Wilmington, Delaware
M5J 2Y1	19890
Tel: 416-981-9500	Tel: 302-636-6023
Fax: 416-981-9800	Fax: 302-636-4143